Exhibit 99.36

TSX: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES AGREEMENT TO ACQUIRE

FULCRUM RETAIL HOLDINGS LLC

TORONTO, August 25, 2011—Just Energy Group Inc. (TSX—JE) (“Just Energy”) is pleased to announce that its wholly owned subsidiary, Just Energy (U.S.) Corp., has entered into a Purchase and Sale Agreement (the “Purchase Agreement”) pursuant to which it has agreed to acquire (the “Acquisition”) all of the issued and outstanding membership units of Fulcrum Retail Holdings LLC (“Fulcrum”). Fulcrum is a privately held retail electricity provider operating in the State of Texas under the names Tara Energy LLC (“Tara”), Amigo Energy (“Amigo”) and Smart Prepaid Electric. Tara and Amigo focus on residential and small to mid-size commercial customers, selling primarily through online, targeted affinity marketing channels.

Fulcrum actively markets in Texas only, employing approximately 120 full-time employees. Just Energy currently operates in Texas and is familiar with the regulatory and competitive environment. Fulcrum has aggregated a current total of 240,000 Residential Customer Equivalents.

Just Energy management believes that Fulcrum’s marketing and sales approach supplements the sales channels used by Just Energy and should allow for both continued growth from existing Fulcrum products in Texas as well as cross selling opportunities for Just Energy offerings, particularly JustGreen and JustClean. Further, Fulcrum’s marketing model can be utilized in Just Energy markets beyond Texas with the expansion of these channels occurring immediately. The transaction is expected by management to be accretive on a F2012 pro-forma basis. All dollar amounts referred to in this release are in U.S. dollars unless otherwise noted.

Acquisition Consideration

The consideration for the Acquisition will be approximately $79.4 million, subject to customary working capital adjustments. Just Energy will also pay up to $20 million (the “Earn-Out Amount”) to the seller 18 months following the closing date (the “Earn-Out Period”), provided that certain EBITDA and billed volume targets (the “Targets”) are satisfied by Fulcrum during the Earn-Out Period. The Earn-Out Amount will be prorated to the percentage of the two targets achieved and will be payable as to at least 45% in common shares of Just Energy (the “Common Shares”), valued at the volume weighted average trading price for the Common Shares for the 5 consecutive trading days ending on and including the last trading day immediately preceding the closing date of the Acquisition (converted into U.S. dollars). The balance of the Earn-Out Amount is payable in cash.

The cash consideration for the Acquisition will be funded from Just Energy’s cash and other working capital.

Closing

Closing of the Acquisition is expected to occur on or about October 1, 2011. Closing is subject to the satisfaction or waiver of a number of conditions that are customary in acquisition transactions of this nature including: (i) renegotiating Fulcrum’s preferred supplier arrangement at no cost to Just Energy and (ii) securing any required consents from lenders and regulatory bodies.

Rebecca MacDonald, Executive Chair of Just Energy, noted: “Like our previous Hudson acquisition, Fulcrum is a natural fit for Just Energy. The company offers expertise in targeted and affinity marketing and their 240,000 RCEs accumulated since 2002 is evidence of their success in this channel. I am looking forward to working with the Fulcrum team upon closing of the Acquisition.”

Ken Hartwick, CEO of Just Energy, added: “Fulcrum clearly complements and enhances our business platform. Our JustGreen offerings will fit well with their product mix, offering their affinity partners an attractive addition to Fulcrum’s product suite. Their key supplier is Shell, a valued member of our supplier pool. Overall, Fulcrum is an excellent fit with Just Energy for what should be an accretive deal both now and in the future. In addition, this builds on our proven track record of growth through acquisition and integration as demonstrated by our Universal Energy and Hudson Energy transactions.”

GP Manalac, CEO of Fulcrum commented: “We are excited to become part of the Just Energy Group and believe the transaction presents a unique opportunity for us to continue to enhance our service offerings and marketing channels in Texas as well across the nation especially in areas where Just Energy already has a presence. We are proud to have cultivated an excellent reputation with our customer base and envision continuing that excellence going forward.”

About Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

About Fulcrum

Fulcrum has an established and diverse customer base in the State of Texas. Fulcrum sells fixed and index energy products with an average term of 18 months, but as long as 60 months and is primarily focused on online, targeted marketing and affinity relationship sales channels. Fulcrum also offers prepaid and month-to-month products.

Forward-Looking Statements

This press release contains forward- looking statements including statements pertaining to closing of the Acquisition and the anticipated timing thereof, the anticipated benefits of the Acquisition, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Acquisition, the risk that the businesses of Just Energy and Fulcrum will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully realized or will take longer to realise than expected; the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com. Just Energy cannot assure readers that actual results will be consistent with these forward-looking statements and we undertake no obligation to update such statements except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers,

C.A. Chief Financial Officer

Phone: (905) 795-4206